EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2013 (*)	2012 (*)	2011 (*)	2010 (*)	2009 (*)	2008 (*)
Earnings for computation of ratio:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$201.6	$266.0	$572.0	$769.5	$317.6	$743.7
Fixed charges	37.4	72.0	69.2	16.8	17.0	23.2
Amortization of capitalized interest	0.1	—	—	—	—	—
Less:
Interest capitalized	(0.9)	(7.1)	(1.2)	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(1.3)	—	—
Total earnings	$238.2	$330.9	$640.0	$785.0	$334.6	$766.9

Fixed charges:
Interest expense	$28.8	$52.2	$48.9	$—	$—	$5.8
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	0.4	0.8	0.6	—	—	—
Estimate of interest within rental expense	8.2	19.0	19.7	16.8	17.0	17.4
Total fixed charges	$37.4	$72.0	$69.2	$16.8	$17.0	$23.2

Ratio of earnings to fixed charges	6.4	4.6	9.2	46.8	19.7	33.0
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(*)
For these ratios, "earnings" represents income before taxes before adjustment for noncontrolling interests in equity investments and fixed charges, adjusted for interest capitalized and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.